SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
TAX ID CNPJ/MF: 02.808.708/0001-07
NIRE: 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AMBEV (“Company”), held on September 2, 2003, transcribed in summary form.

1.

Date, time and venue: On the 2nd of September of 2003 at 9:00 am, in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 3rd floor (part of), suites 31 and 32, and on the 4th floor (part of), suites 41 and 42, of Corporate Park Building, Itaim Bibi, City and State of São Paulo.

2.	Attendees: The Majority of the Members of the Company’s Board.

3.	Decisions:

a)   To determine, in accordance with paragraph 1, article 36 of the Company’s Bylaws, the set-up of extraordinary Balance Sheet on July 31, 2003;

b)   To approve the distribution of interest on own capital, relating to the results accumulated until July 31, 2003, to be imputed to the mandatory dividends relating to the fiscal year 2003, at the rate of R$ 5.5294 per thousand common shares and R$ 6.0824 per thousand preferred shares, as provided in subparagraph I of article 17 of Law no. 9,457/96. The distribution will be taxed according to the current legislation, resulting in a net distribution of R$ 4.7000 per thousand common shares and R$ 5.1700 per thousand preferred shares;

c)   To approve the distribution of complementary dividends, relating to the results accumulated until July 31, 2003, at a rate of R$ 12.3000 per thousand common shares and R$ 13.5300 per thousand preferred shares, with no withholding income tax, as provided by the current legislation. These complementary dividends will be considered as an anticipation of the minimum mandatory dividends for this year;

d)   To initiate the aforementioned payments on October 13, 2003, based on the shareholder position held at October 2, 2003, with no incidence of monetary restatement.

4.

Closing: With no further business to be discussed, the present minutes were drawn up, which after read and approved, were signed by all the attendees. Signatures: MARCEL HERRMANN TELLES, VICTÓRIO CARLOS DE MARCHI, JORGE PAULO LEMANN, CARLOS ALBERTO DA VEIGA SICUPIRA, JOSÉ HEITOR ATTÍLIO GRACIOSO, ROBERTO HERBSTER GUSMÃO, VICENTE FALCONI CAMPOS.

Free translation of original minutes in Portuguese

São Paulo, September 2, 2003.

Victório Carlos de Marchi
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.